Issuer Free Writing Prospectus filed

pursuant to Rule 433

supplementing the Prospectus

dated December 21, 2005

Registration No. 333-129338

April 11, 2006

24,500,000 Shares

Common Stock

We are offering 24,500,000 shares of our common stock pursuant to an effective registration statement on Form S-3 (File No. 333-129338). Our common stock trades on the New York Stock Exchange under the symbol “NYB.” On April 11, 2006, the last reported sales price of our common stock was $17.39 per share.

Bear, Stearns & Co. Inc. is the sole underwriter in the offering and has agreed to purchase the shares for aggregate proceeds of approximately $400 million. We intend to use the proceeds to finance our previously announced all-cash acquisition of Atlantic Bank of New York, which is scheduled to close by the end of this month. The offering is expected to close on April 18, 2006.

The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, the over-the-counter market or through negotiated transactions at market prices or at negotiated prices, which may include a commission equivalent.

We expect that delivery of the shares of common stock will be made against payment therefor on April 18, 2006, which will be the 4th business day following the date of pricing of the shares of common stock (such settlement cycle being herein referred to as “T + 4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, or Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of common stock on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the shares of common stock initially will settle T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares of common stock who wish to trade shares of common stock on the date of pricing or the next three succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

Bear, Stearns & Co. Inc.